# SEC Schedule 13G/A (Amendment No. 27) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pegasystems Inc., CIK 0001013857
CUSIP: 705573103
Title of class of securities: Common Stock, $.01 par value per share
Address of issuer's principal executive offices: 225 Wyman Street, Ste 300, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 09/30/2026
Filed by CIK 0001032235

## Reporting persons
- ALAN TREFLER: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 60,560,550; shared voting power 18,535,413; sole dispositive power 60,560,550; shared dispositive power 18,535,413; aggregate amount beneficially owned 79,095,963 (47.8% of the class)
  Comment: Sole voting and dispositive power consists of (1) 58,504,872 shares of Common Stock held by Mr. Trefler, individually; and (2) 2,055,678 shares that Mr. Trefler has the right to acquire within 60 days of September 30, 2026 through the vesting or exercise of equity compensation awards.
  
  Shared voting and dispositive power consists of (1) 16,275,828 shares held by the Alan N. Trefler Irrevocable Non-GST Trust of 2022, of which Daniel Sherman and Pamela Trefler are the trustees and of which Mr. Trefler has ability to appoint and remove trustees; (2) 188,000 shares held by the Trefler Foundation, of which Mr. Trefler is a trustee and shares voting and dispositive power over these shares, but has no pecuniary interest in these shares; and (3) 2,071,585 shares held by The Trefler 2025 Trust, of which Goldman Sachs Trust Company of Delaware is the administrative trustee and of which Mr. Trefler has ability to appoint and remove trustees and distribution advisors.

## Item 1. Issuer
Name of issuer: Pegasystems Inc.
Address of issuer's principal executive offices: 225 Wyman Street, Ste 300, Waltham, Massachusetts, 02451

## Item 2. Person Filing
Name of person filing: Alan Trefler
Address of principal business office or, if none, residence: c/o Pegasystems Inc., 225 Wyman Street, Ste 300, Waltham, MA 02451
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 79095963
Percent of class: 47.8
Sole power to vote or to direct the vote: 60560550
Shared power to vote or to direct the vote: 18535413
Sole power to dispose or to direct the disposition: 60560550
Shared power to dispose or to direct the disposition: 18535413

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ALAN TREFLER: /s/ Alan Trefler, Alan Trefler (10/30/2026)